DIVERSIFIED GLOBAL HOLDINGS GROUP, INC.
800 North Magnolia Ave, Suite 105
Orlando, FL 32803

March 8, 2011

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Diversified Global Holdings Group, Inc.

SEC Comment Letter dated February 25, 2011
Form 10-K for the fiscal year ended December 31, 2009
Forms 10-Q for the Fiscal Periods ended March 31, June 30, and September 30, 2010
Form 8-K filed October 13, 2010
File No. 000-53524

Dear Sir/Madam:

We are submitting herein the responses of Diversified Global Holdings Group, Inc. (the “Company”) to the comments set forth in your comment letter dated February 25, 2011 on the Company’s Form 10-K for the year ended December 31, 2009 (the “2009 10-K”) and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, and the Form 8-K/A, filed October 13, 2010(the “Form 8-K”), all filed under the Securities Exchange Act of 1934, as amended (“Exchange Act”). The Company has previously responded on January 14, February 4, and February 18, 2011, to your comment letters dated December 2, 2010, January 28, 2011, and February 14, 2011, on these same reports filed under the Exchange Act. Accompanying the filing of the Company’s response to the January 28, 2011 comment letter, the Company filed an Amendment No. 2 to the Form 8-K, which amended the financial information provided in the October 13, 2010 Form 8-K/A to include interim financial statements of the acquired companies.

Form 10-K for the year Ended December 31, 2009

General

1.
Additional Specific Information U.S. GAAP Experience of Accounting Personnel. Although the Company believes that its disclosure controls and procedures and its internal control over financial reporting were effective for the year ending December 31, 2009, the Company will disclose as follows in Item 9A of its Annual Report on Form 10-K for the year ended December 31, 2010.

Item 9A. Controls and Procedures.

As supervised by our board of directors and our Chief Executive Officer and principal financial officer, management has established a system of disclosure controls and procedures and has evaluated the effectiveness of that system.  The system and its evaluation are reported on in the below Management's Annual Report on Internal Control over Financial Reporting. Our Chief Executive Officer and principal financial officer has concluded that our disclosure controls and procedures (as defined in the 1934 Securities Exchange Act Rule 13a-15(e)) as of December 31, 2010, are not effective, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15.  Our Chief Executive Officer and principal accounting officer concluded that our disclosure controls and procedures were not effective as of December 31, 2010, based on material weaknesses as of that date in our disclosure controls and procedures discussed below in Management’s Annual Report on Internal Control over Financial Reporting.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934 (the “Exchange Act”).  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles (“GAAP”).

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2010. We carried out this assessment using the criteria of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Management concluded in this assessment that as of December 31, 2010, our internal control over financial reporting is not effective due to the following material weaknesses. The books and records of the Company’s European subsidiaries are not kept on a GAAP basis, but are translated to statements on a GAAP basis by outside accounting personnel and firms. In addition, management of the Company’s European subsidiaries are not experienced in identifying relevant financial reporting issues and the proper accounting therefor on a GAAP basis. Although the Company’s international operations have outside accounting personnel in place with substantial knowledge of GAAP and international accounting standards, these accounting personnel perform the function of the translation of the financial statements of the Company’s European subsidiaries to statements presented on a GAAP basis. Management concluded that the combination of the factors that the European subsidiaries’ financial statements are not kept on a GAAP basis and the lack of experience of their management in identifying relevant GAAP financial reporting issues and the proper accounting therefor constitute a weakness in the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2010. In addition, following the close of the second quarter of our fiscal year ended December 31, 2010, the Company’s internal controller left the Company for a position with a large audit firm, and the Company had not as of the end of the 2010 fiscal year located a replacement with the requisite experience in GAAP accounting presentation and standards. Our former internal controller was responsible for review of the U.S. subsidiaries’ financial statements and the overall consolidation of the European and U.S. subsidiaries for financial reporting purposes.  The lack of GAAP accounting experienced personnel at December 31, 2010 would constitute an additional weakness in our disclosure controls and procedures and internal control over financial reporting, and management concluded accordingly that the Company’s disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2010.

For purposes of the audit of the financial statements of the Company at December 31, 2010 included in this Annual Report, the Company has engaged an accountant with extensive U.S. GAAP experience to review and consolidate such financial statements for audit by the Company’s independent registered public accounting firm.  In addition, given these reportable conditions and material weaknesses, management devoted additional resources to resolving questions that arose during the period covered by this report. As a result we are confident our financial statements as of December 31, 2010, and for the two years then ended, fairly present in all material respects our financial condition and results of operations.

There have been no significant changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Business, page 1

2.
Additional Information re Consulting Business. In future filings we will furnish the additional information requested by this comment as to the information required by Regulation S-K Item 101(h) regarding the consulting services offered by the Company’s consulting businesses.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

DIVERSIFIED GLOBAL HOLDINGS GROUP, INC.

By: /s/ Richard Lloyd
Richard Lloyd
Chief Executive Officer